SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K for the month of March, 2003

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                         Form 40-F  ☐

Enclosures:

1.	Nokia Press Release, March 11, 2003:
“ Mobility the next global mega-trend with innovation key to growth and renewal in Europe “

2.	Nokia Press Release, March 31, 2003;
“Nokia strengthens presence in China by merging manufacturing Joint Ventures and prepares to begin production of CDMA handsets in China”

press release

11 March, 2003

Nokia Chairman and CEO Jorma Ollila at the CeBIT opening:

Mobility the next global mega-trend with

innovation key to growth and renewal in Europe

In an address at the official opening of CeBIT, Jorma Ollila, Chairman and CEO of Nokia, expressed long-term optimism in the future of mobile communications, citing mobility as the next global mega-trend impacting all industries. CeBIT is the world’s largest IT and telecommunications fair held annually in Hanover, Germany.

CeBIT is according to Ollila a clear example of the importance of mobility. What was once a show devoted to computers and software is today a global display of technologies, where all products and services also have a dimension of mobility.

“The impact of mobility is shaping all areas of IT, media and consumer industries,” said Ollila. “The mobile market is already expanding into new areas of games, entertainment, media and the enterprise market, with compelling new mobile services laying the groundwork for the build-out of wireless multimedia networks.”

New mobile services include multimedia messages combining images, text, audio and video. Multimedia messaging services have already been launched by over 110 major mobile network operators, with applications ranging from person-to-person communication to the sending and receiving of rich content.

With the overall global mobile phone penetration rate now just over 18%, Ollila indicated clear upside in terms of global mobile subscriber growth. The combined effects of the new wave of compelling mobile applications and services and more traditional growth in emerging markets is expected to drive subscriber growth, almost doubling the number of mobile subscribers to 2 billion by the end of this decade.

“Our industry is certainly not standing still, we are investing in the future,” said Ollila, stressing innovation as vital for economic growth and renewal in Europe. At the same time, he expressed concern that while companies continue to plan increases in R&D investments, they are mainly doing so outside Europe, particularly in Asia and the US.

Experience shows that innovative firms grow faster, have higher productivity gains and create more jobs than companies on average. In a knowledge-based economy, research and development is the main source of innovation. Nokia last year invested 10.2% of net sales – more than EUR 3 billion – into developing existing and new products and technologies.

“In Europe, we cannot restore competitiveness if we don’t implement the necessary reforms,” said Ollila. Encouraging innovation is fundamental in driving competitiveness and putting Europe back on a growth track.”

For more information:

Nokia

Corporate Communications

Tel. +358 7180 34459

Fax +358 7180 38226

Email: communications.corporate@nokia.com

www.nokia.com

press release

March 31, 2003

Nokia strengthens presence in China by merging manufacturing Joint Ventures and prepares to begin production of CDMA handsets in China

Nokia announced today that it would merge its four existing joint ventures in China in a move that would substantially strengthen the operational efficiency and competitiveness of its China operations. In addition, Nokia also announced its plan to begin production of CDMA handsets.

The merger represents a major milestone for Nokia in China - it demonstrates Nokia’s long-term commitment to China and underscores the successful collaboration between Nokia and its Chinese partners. With state-of-the-art technologies and Nokia’s increased investment in research and development in China, the new company is well positioned to lead China’s mobile handset and network markets as well as improving its competitiveness in the global market.

The new company will be headquartered in Beijing with branch offices in Dongguan and Suzhou, and will continue operations in each of the previous joint venture locations. In addition, parties agree that pending government approval, the new company will begin production of CDMA handsets, using Nokia chipsets. The new company represents one of the largest foreign invested enterprises, as well as the largest manufacturer and exporter in the mobile telecommunications industry in China.

The merger combines Nokia’s four existing joint ventures into a single joint venture. The merged joint venture will be converted into a foreign-invested company limited by shares (CLS) subject to approval from relevant government authorities. The shareholders of the CLS will be Nokia, Beijing Capitel Co., Ltd. (Capitel), Dongguan Nan Xin Industrial Development Co., Ltd. (Nan Xin), Shanghai Alliance Investment Ltd. (SAIL), and Beijing Hangxing Machinery Manufacturing Corporation (Hangxing).

At the signing ceremony today, Ouyang Zhongmou, CEO and President of Putian Corporation, Nokia’s largest China joint venture partner, made a speech on behalf of all joint venture partners: “We are extremely excited about the merger. It is a logical next step for what has so far been a very fruitful partnership. We have full confidence in the future development of the new company. As partners, we will continue to provide our most valuable resources to enhance the new company’s overall strength. For us, the merger will not only bring increased opportunities for us in China, but also allow us to improve our competitiveness outside of China.”

Also present at the event, Nokia Mobile Phones President, Matti Alahuhta said: “This is indeed an important milestone for Nokia in China and highlights our continuous commitment to the China market.  China already is and will continue to be one of Nokia’s major manufacturing centers globally as well as a major center for Nokia’s global research and development. The move to begin local manufacturing of CDMA handsets would not only allow us to broaden our product offering to Chinese consumers but also allow the new company to capture opportunities in China’s growing CDMA market.”

President of Nokia China, Urpo Karjalainen said: “Nokia and our Chinese partners have already enjoyed a very successful history in China. This new company will serve to further strengthen cooperation among all our Chinese partners and will have a significant impact on Nokia’s long-term development plans in China. By combining our manufacturing operations, we stand to gain a significant competitive edge in terms of economies of scale, flexibility and efficiency, which will allow us to compete more effectively in this exciting and fast-growing market.”

About the new company

•                  It will be one of the largest foreign invested enterprises in China as well as the largest mobile communications manufacturer and exporter in China

•                  Operation managed in one new entity instead of the previous 4 joint ventures

•                  Nokia will be the major shareholder of the new company with over 60% ownership

•                  Continue operations in the current locations and plan to begin manufacturing CDMA handsets

•                  Chinese partners will remain unchanged

•                  New name and new board of directors will be announced pending approval of authorities

Backgrounder of the previous 4 joint ventures

Name of Joint Venture	Time of Operation	Local Partners	Main Business
Beijing Capitel Nokia Mobile Telecommunications Co., Ltd.	1995	Beijing Capitel Co., Ltd.	Manufacture of mobile telecommunications infrastructure systems and mobile phones
Beijing Nokia Hangxing Telecommunications Systems Co., Ltd.	1994	Beijing Hangxing Machinery Manufacturing Corporation	Manufacture of Nokia digital mobile switching systems
Dongguan Nokia Mobile Phones Co., Ltd	1995	Dongguan Nanxin Industrial Development Co., Ltd.	Manufactures advanced Nokia mobile phone products
Nokia (Suzhou) Telecommunications Co., Ltd.	1998	Shanghai Alliance Investment Ltd	Manufactures Nokia base stations and cellular network transmission equipment

About Nokia

Nokia is committed to long-term development and preferred partnership in China.  With innovative technology, Nokia has continuously strengthened its market position in China as a leading supplier of mobile and broadband network systems and mobile phones. China is an important part of Nokia’s global manufacturing and R&D networks. In China, Nokia is the largest exporter in the mobile telecommunications industry. Nokia has established more than twenty offices and two R&D centers, with nearly 5,000 employees in China.

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges.

For more information:

Corporate Communications

Nokia China

Tel. +86 10 65392828

Corporate Communications

Nokia Corporation

Tel. +358 7180 34495

www.nokia.com

SIGNATURE

                         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2003	Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel